                                                     Registration No. 333-______


     As filed with the Securities and Exchange Commission on August 8, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6
                        TO REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                             (Exact Name of Trust)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                           (Exact Name of Depositor)
                              2727-A Allen Parkway
                           Houston, Texas 77019-2191
         (Complete Address of Depositor's Principal Executive Offices)

                             Pauletta P. Cohn, Esq.
                             Deputy General Counsel
                        American General Life Companies
                               2929 Allen Parkway
                           Houston, Texas 77019-2191
                (Name and Complete Address of Agent for Service)

                Title and Amount of Securities Being Registered:
                  An Indefinite Amount of Units of Interest in
                    American General Life Insurance Company
                             Separate Account VL-R
                     Under Variable Life Insurance Policies

Securities Being Offered:  Flexible Premium Variable Life Insurance Policies

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                  RECONCILIATION AND TIE BETWEEN ITEMS IN FORM
                           N-8B-2 AND THE PROSPECTUS
                    (PURSUANT TO INSTRUCTION 4 OF FORM S-6)

                             CROSS REFERENCE SHEET


ITEM NO. OF FORM N-8B-2*        PROSPECTUS CAPTION
-----------------------------   ------------------
1                               Additional Information : Separate Account VL-R.
2                               Additional Information: AGL.
3                               Inapplicable.
4                               Additional Information: Distribution of
                                 Policies.
5, 6                            Additional Information: Separate Account VL-R.
7                               Inapplicable.**
8                               Inapplicable.**
9                               Additional Information: Legal Matters.
10(a)                           Additional Information: Your Beneficiary,
                                 Assigning Your Policy.
10(b)                           Basic Questions You May Have: How will the value
                                 of my investment in a Policy change over time?
10(c)(d)                        Basic Questions You May Have: How can I change
                                 my Policy's insurance coverage? How can I
                                 access my investment in a Policy? Can I choose
                                 the form in which AGL pays out any proceeds
                                 from my Policy? Additional Information: Payment
                                 of Policy Proceeds.
10(e)                           Basic Questions You May Have: Must I invest any
                                 minimum amount in a policy?
10(f)                           Additional Information: Voting Privileges.
10(g)(1), 10(g)(4),
 10(h)(3), 10(h)(2)             Basic Questions You May Have: To what extent
                                 will AGL vary the terms and conditions of the
                                 Policies in particular cases? Additional
                                 Information: Voting Privileges; Additional
                                 Rights That We Have.
10(g)(3), 10(g)(4),
 10(h)(3), 10(h)(4)             Inapplicable.**
10(i)                           Additional Information: Separate Account VL-R;
                                 Tax Effects.
11                              Basic Questions You May Have: How will the value
                                 of my investment in a Policy change over time?
                                 Additional Information: Separate Account VL-R.
12(a)                           Additional Information: Separate Account VL-R;
                                 Front Cover.
12(b)                           Inapplicable.**
12(c), 12(d)                    Inapplicable.**
12(e)                           Inapplicable, because the Separate Account did
                                 not commence operations until 1998.
13(a)                           Basic Questions You May Have: What charges will
                                 AGL deduct from my investment in a Policy? What
                                 charges and expenses will the Mutual Funds
                                 deduct from the amounts I invest through my
                                 Policy? Additional Information: More About
                                 Policy Charges.
13(b)                           Illustrations of Hypothetical Policy Benefits.
13(c)                           Inapplicable.**
13(d)                           Basic Questions You May Have: To what extent
                                 will AGL vary the terms and conditions of the
                                 Policy in particular cases?
13(e), 13(f), 13(g)             None.

14                              Basic Questions You May Have: How can I invest
                                 money in a Policy?
15                              Basic Questions You May Have: How can I invest
                                 money in a Policy? How do I communicate with
                                 AGL?
16                              Basic Questions You May Have: How will the
                                 value of my investment in a Policy change over
                                 time?

ITEM NO.                        ADDITIONAL INFORMATION
-----------------------------   ---------------------------
17(a), 17(b)                    Captions referenced under Items 10(c), 10(d),
                                 and 10(e).
17(c)                           Inapplicable.**
18(a)                           Captions referred to under Item 16.
18(b), 18(d)                    Inapplicable.**
18(c)                           Additional Information: Separate Account VL-R.
19                              Additional Information: Separate Account VL-R;
                                 Our Reports to Policy Owners.
20(a), 20(b), 20(c), 20(d),
20(e), 20(f)                    Inapplicable.**
21(a), 21(b)                    Basic Questions You May Have: How can I access
                                 my investment in a Policy? Additional
                                 Information: Payment of Policy Proceeds.
21(c)                           Inapplicable.**
22                              Additional Information: Payment of Policy
                                 Proceeds-Delay to Challenge Coverage.
23                              Inapplicable.**
24                              Basic Questions You May Have; Additional
                                 Information.
25                              Additional Information: AGL.
26                              Inapplicable, because the Separate Account
                                 did  not commence operations until 1998.
27                              Additional Information: AGL.
28                              Additional Information: AGL's Management.
29                              Additional Information: AGL.
30, 31, 32, 33, 34              Inapplicable, because the Separate Account
                                 did not commence operations until 1998.
35                              Inapplicable.**
36                              Inapplicable.**
37                              None.
38, 39                          Additional Information: Distribution of the
                                 Policies.
40                              Inapplicable, because the Separate Account did
                                 not commence operations until 1998.
41(a)                           Additional Information: Distribution of
                                 the Policies.
41(b), 41(c)                    Inapplicable**
41, 43                          Inapplicable, because the Separate Account did
                                 not commence operations or issue any securities
                                 until 1998.
44(a)(1), 44(a)(2), 44(a)(3)    Basic Questions You May Have: How will the value
                                 of my investment in a Policy change over time?
44(a)(4)                        Additional Information: Tax Effects--Our taxes.
44(a)(5), 44(a)(6)              Basic Questions You May Have: What charges will
                                 AGL deduct from my investment in a Policy?
44(b)                           Inapplicable.**
44(c)                           Caption referenced in 13(d) above.

45                              Inapplicable, because the Separate Account did
                                 not commence operations until 1998.
46(a)                           Captions referenced in 44(a) above.
46(b)                           Inapplicable.**
47, 48, 49                      None.
50                              Inapplicable.**
51                              Inapplicable.**
52(a), 52(c)                    Basic Questions You May Have: To what extent can
                                 AGL vary the terms and conditions of the Policy
                                 in particular cases? Additional Information:
                                 Additional Rights That We Have.
52(b), 52(d)                    None.
53(a)                           Additional Information: Tax Effects--Our taxes.
53(b), 54                       Inapplicable.**
55                              Illustrations of Hypothetical Policy Benefits.
56-59                           Inapplicable.**

-----------
* Registrant includes this Reconciliation and Tie in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account VL-R (Account) has previously filed a notice of registration as an investment company on Form N-8A under the Investment Company Act of 1940 (Act), and a Form N-8B-2 Registration Statement. Pursuant to Sections 8 and 30(b)(1) of the Act, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission (Commission).

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

                          PLATINUM INVESTOR (SM) III

 Flexible Premium Variable Life Insurance Policies (the "Policies") Issued by
                American General Life Insurance Company ("AGL")

HOME OFFICE:  (Express Delivery)                                    (US Mail)
            2727-A Allen Parkway                             Variable Universal Life Administration
            Houston, Texas 77019-2191                               P. O. Box 4880
Phone: 1-888-325-9315 or 1-713-831-34343                         Houston, Texas 77210-4880
Hearing Impaired: 1-888-436-5258 or 1-713-831-1885
Fax: 1-877-445-3098

This booklet is called a "prospectus."

     Investment options. The AGL declared fixed interest account is the fixed investment option for these Policies. You may also use AGL's Separate Account VL-R ("Separate Account") to invest in the following variable investment options and change your selections from time to time:

              Fund                                     Investment Adviser                                Investment Option
              ----                                     ------------------                                -----------------
 . AIM Variable Insurance Funds....................   AIM Advisors, Inc .......................... AIM V.I. International Equity Fund
                                                                                                  AIM V.I. Value Fund
 . American Century Variable Portfolios, Inc.......   American Century Investment................. VP Value Fund
                                                      Management, Inc.
 . American General Series Portfolio
   Company........................................   The Variable Annuity Life................... International Equities Fund
                                                      Insurance Company                           MidCap Index Fund
                                                                                                  Money Market Fund
                                                                                                  Nasdaq-100 Index Fund
                                                                                                  Stock Index Fund
                                                                                                  Small Cap Index Fund
                                                                                                  Science & Technology Fund
 . AYCO Series Trust...............................   ______________.............................. AYCO Large Cap Growth Fund I
 . Dreyfus Variable Investment Fund................   The Dreyfus Corporation..................... Quality Bond Portfolio
                                                                                                  Small Cap Portfolio
                                                                                                  Mid-Cap Stock Portfolio
 . Fidelity Variable Insurance Products Fund.......   Fidelity Management & Research.............. VIP Equity-Income Portfolio
                                                      Company                                     VIP Growth Portfolio
 . Fidelity Variable Insurance Products Fund II....   Fidelity Management & Research.............. VIPII Asset Manager Portfolio
                                                      Company                                     VIPII Contrafund Portfolio
 . Janus Aspen Series..............................   ______________.............................. International Growth Portfolio
                                                                                                  Worldwide Growth Portfolio
                                                                                                  Aggressive Growth Portfolio
 . J. P. Morgan Series Trust II....................   ______________.............................. J. P. Morgan Small Company
                                                                                                   Portfolio
 . MFS Variable Insurance Trust....................   Massachusetts Financial Services............ MFS Emerging Growth Series
                                                      Company                                     MFS Research Series
                                                                                                  MFS Capital Opportunities Series
                                                                                                  MFS New Discoveries Series
 . Neuberger Berman Advisers Management
   Trust..........................................   ______________.............................. Mid-Cap Growth Portfolio
 . PIMCO Variable Insurance Trust..................   Pacific Investment Management............... PIMCO Short-Term Bond Portfolio
                                                      Company                                     PIMCO Real Return Bond Portfolio
                                                                                                  PIMCO Total Return Bond Portfolio
 . Putnam Variable Trust...........................   Putnam Investment Management, Inc........... Putnam VT Diversified Income Fund
                                                                                                  Putnam VT Growth and Income Fund
                                                                                                  Putnam VT International Growth and
                                                                                                   Income Fund
 . SAFECO Resource Series Trust....................   SAFECO Asset Management..................... Equity Portfolio
                                                      Company                                     Growth Opportunities Portfolio
 . The Universal Institutional Funds, Inc..........   Morgan Stanley Asset Management............. Equity Growth Portfolio
                                                     Miller, Anderson & Sherrerd, LLP............ High Yield Portfolio
 . Vanguard Variable Insurance Fund................   ______________.............................. High Yield Bond Portfolio
                                                                                                  REIT Index Portfolio
 . Van Kampen Life Investment Trust................   Van Kampen Asset Management Inc............. Strategic Stock Portfolio
 . Warburg Pincus Trust ...........................   Credit Suisse Asset Management, LLC......... Small Company Growth Portfolio

     Separate prospectuses contain more information about the Mutual Funds ("Funds" or "Mutual Funds") in which we invest the amounts that you allocate to any of the above-listed investment options (other than our declared fixed interest account option). The formal name of each such Fund is set forth in the chart that appears on page 1. Your investment results in any such option will depend on those of the related Fund. You should be sure you also read the prospectus of the Mutual Fund for any such investment option you may be interested in. You can request free copies of any or all of the Mutual Fund prospectuses from your AGL representative or from us at our Home Office.

     Other choices you have. During the insured person's lifetime, you may, within limits, (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, and (4) choose whether your accumulation value under your policy, upon the insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary.

     Charges and expenses. We deduct charges and expenses from the amounts you invest. These are described beginning on page _____.

     Right to return. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund you the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Home Office address shown on the first page of this prospectus or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the available investment options in the ratios you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.

     We have designed this prospectus to provide you with information that you should have before investing in a Policy. It also contains information that will be helpful to you in exercising the various options you will have once you own a Policy. Please read this prospectus carefully and keep it for future reference.

     Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The Policies are not available in all states.

     The Policies are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal invested.

                This prospectus is dated _______________, 2000

                           GUIDE TO THIS PROSPECTUS

     This prospectus contains information that you should know before you purchase a Platinum Investor(SM)III variable life policy ("Policy") or exercise any of your rights or privileges under a Policy.

     Basic Information. Here are the page numbers in this prospectus where you may find answers to most of your questions:

                                                                                                Page to See in
                                                                                                this Prospectus
                                                                                                ---------------
Basic Questions You May Have
----------------------------
 .   What are the policies?................................................................
 .   How can I invest money in a Policy?...................................................
 .   How will the value of my investment in a Policy change over time?.....................
 .   What charges will AGL deduct from my investment in a Policy?..........................
 .   What charges and expenses will the Mutual Funds deduct from amounts I invest through my Policy?..................................................
 .   What is the amount of insurance ("death benefit")
     that AGL pays when the insured person dies?..........................................
 .   Must I invest any minimum amount in a Policy?.........................................
 .   How can I change my Policy's investment options?......................................
 .   How can I change my Policy's insurance coverage?......................................
 .   What additional rider benefits might I select?........................................
 .   How can I access my investment in a Policy?...........................................
 .   Can I choose the form in which AGL pays
     out proceeds from my Policy?.........................................................
 .   To what extent can AGL vary the terms and conditions of the Policy in particular cases?.................................................................
 .   How will my Policy be treated for income tax purposes?................................
 .   How do I communicate with AGL?........................................................

     Illustrations of a hypothetical Policy. Starting on page ___, we have included some examples of how the values of a sample Policy would change over time, based on certain assumptions we have made. Because your circumstances may vary considerably from our assumptions, your AGL representative will also provide you with a similar sample illustration that is more tailored to your own circumstances and wishes.

     Additional information. You may find the answers to any other questions you have under "Additional Information" beginning on page ___ or in the Policy. A table of contents for the "Additional Information" portion of this prospectus also appears on page ___. You can obtain copies of the Policy from (and direct any other questions to) your AGL representative or our Home Office (shown on the first page of this prospectus).

     Financial statements. We have included certain financial statements of AGL. These begin on page Q-1.

     Special words and phrases. The Index of Words and Phrases that appears at the back of this prospectus will tell you on what page you can read more information about many of the words and phrases that we use.

BASIC QUESTIONS YOU MAY HAVE

How can I invest money in a Policy?

     Premium payments. We call the payments you make in a Policy "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the insured person. We can refuse to accept a subsequent premium payment that is less than $50. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your right to return expires, as discussed on page 2, will be allocated upon receipt to the available investment options you have chosen.

     Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under "How will my Policy be treated for income tax purposes?" beginning on page ___ and "Tax Effects" beginning on page ___. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. The tax law limits can vary as a result of changes you make to your Policy. For example, a reduction in the specified amount of your Policy can reduce the amount of premiums you can pay.

     Also, in certain limited circumstances, additional premiums may cause the death benefit to increase by more than they increase your accumulation value. In such case, we may refuse to accept an additional premium if the insured person does not provide us with adequate evidence that they continue to meet our requirements for issuing insurance.

     Checks and money orders. You may pay premiums by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premiums after the initial premium must be sent directly to our Home Office. We also accept premium payments by bank draft, wire or by exchange from another insurance company. Premium payments from salary deduction plans may be made only if we agree. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Home Office shown on the first page of this prospectus.

     We have a premium financing program available for certain qualified applicants. If you intend to make an initial premium payment of at least $50,000 and you have a net worth of at least $3,000,000, you may qualify under this program. For more information, you may contact your registered representative or our Home Office at 1-800-677-3311.

     Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed.

     Under dollar cost averaging, we automatically make transfers of your accumulation value from the money market investment option to one or more of the other variable investment options that you choose. You tell us whether you want these transfers to be made monthly, quarterly, semi-annually or annually. We make the transfers as of the end of the valuation period that contains the day of the month that you select other than the 29th, 30th or 31st day of the month. (The term "valuation period" is described on page ___.) You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in the money market investment option becomes exhausted. You cannot use dollar cost averaging at the same time you are using automatic rebalancing. We do not charge you for using this service.

     Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each investment option under your Policy to correspond to your then current premium allocation designation. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. The date automatic rebalancing occurs will be based on the date of issue of your Policy. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. Rebalancing ends upon your request. You cannot use automatic rebalancing at the same time you are using dollar cost averaging. We do not charge you for using this service.

How will the value of my investment in a Policy change over time?

     Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page ___ under "Premium tax charge" (or "Tax charge back" if you are a resident of Oregon when you purchase your Policy) and "Other deductions from each premium payment." We invest the rest in one or more of the investment options listed in the chart on the first page of this prospectus. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

     Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Mutual Fund. Over time, your accumulation value in any such investment option will increase or decrease by the same amount as if you had invested in the related Fund's shares directly (and reinvested all dividends and distributions from the Fund in additional Fund shares); except that your accumulation value will also be reduced by certain charges that we deduct. We describe these charges beginning on page ___ under "What charges will AGL deduct from my investment in a Policy?"

     You can review other important information about the Mutual Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your AGL representative or from our Home Office. Our Home Office address and telephone numbers are shown on the first page of this prospectus.

     We invest any accumulation value you have allocated to our declared fixed interest account option as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an effective annual rate of at least 4%. Although this interest increases the amount of any accumulation value that you have in our declared fixed interest account option, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page ___. The "daily charge" described on page ___ and the charges and expenses of the Mutual Funds discussed on pages ___ - ___ do not apply to our declared fixed interest account option.

     Policies are "non-participating." You will not be entitled to any dividends from AGL.

What charges will AGL deduct from my investment in a Policy?

     Premium tax charge. Unless your Policy was issued in Oregon, we deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes, if any, currently range from .75% to 3.5%. Please let us know if you move to another jurisdiction, so we can adjust this charge if required. You are not permitted to deduct the amount of these taxes on your income tax return.

     Tax charge back. If you are a resident of Oregon at the time you purchase a Policy, there is no premium tax charge. Instead, we will deduct from each premium a tax charge back that is permissible under Oregon Law. If you later move to a state that has a premium tax, we will not charge you a premium tax. We deduct the tax charge back from each premium you pay, regardless of the state in which you reside at the time you pay the premium. The current tax charge back is 2% of each premium. We may change the tax charge back amount but any change will only apply to new Policies we issue. We use the charge partly to offset our obligation to pay premium taxes on the same Policy if you move to another state. We also use the charge to pay for the cost of additional administrative expenses we provide under these Policies.

     Other deductions from each premium payment. After we deduct premium tax (or a tax charge back if we issued your Policy in Oregon) from your premium payment, we will deduct 5.0% from the remainder of all premiums received. We may increase this charge but it will never exceed 7.5%. Your Policy refers to this deduction as a Premium Expense Charge. We use this charge to cover sales expenses, including commission.

     Daily charge. We will deduct a daily charge at an annual effective rate of .70% of your accumulation value that is then being invested in any of the variable investment options. After a

Policy has been in effect for 10 years, however, we will reduce this rate to an annual effective rate of .45%, and after 20 years, to an annual effective rate of .10%. We guarantee these rate reductions. Since the Policies were first offered only in the year 2000, the reduction has not yet taken effect under any outstanding Policies. We apply this charge to pay for our mortality and expense risks.

     Flat monthly charge. We will deduct $6 from your accumulation value each month. We may lower this charge but it is guaranteed to never exceed $6. The flat monthly charge is the Monthly Administration Fee shown on page ___ of your Policy. We use this charge to pay for the cost of administrative services we provide under the Policies.

     Monthly charge per $1,000 of specified amount. We deduct a charge monthly from your accumulation value for the first 7 Policy years. This monthly charge also applies to the amount of an increase in base coverage during the 7 Policy years following the increase. The dollar amount of this charge changes with each change in your Policy's base coverage. (We describe your specified amount under "Your specified amount of insurance" on page ___.) This charge varies according to the amount of base coverage and the age, gender and premium class of the insured person. This charge is a maximum of $_____ for each $1000 of the base coverage portion of the specified amount. The actual amount of this charge is shown on page ___ of your Policy and is called "Monthly Expense Charge for First Seven Years." We use this charge to pay for underwriting costs and other costs of issuing the Policies, and also to help pay for the administrative services we provide under the Policies.

     Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "amount at risk" on that date. Our amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the insured person died on that date and (b) the then total accumulation value under the Policy. For otherwise identical
Policies:

     .  greater amounts at risk result in a higher monthly insurance charge; and

     . higher cost of insurance rates also result in a higher monthly insurance charge.

     Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are lower than the guaranteed maximum rates for insured persons in most age and premium classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

     In general the longer you own your Policy, the higher the cost of insurance rate will be as the insured person grows older. Also our cost of insurance rates will generally be lower if the insured person is a female than if a male. Similarly, our current cost of insurance rates are generally lower for non-tobacco users than tobacco users. On the other hand, insured persons who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policies.

     Finally, our current cost of insurance rates for the same insured person differ depending on the specified amount in force on the day the charge is deducted. We have different rates we apply for specified amounts that range from $50,000 to $99,999, $100,000 to $999,999 and $1,000,000 or more. Rates are highest for the first range of $50,000 to $99,999, lower for the second range of $100,000 to $999,999 and lower still for the third range of $1,000,000 or more. This means, for instance, that if your specified amount for any reason increases from the first range to the second or third range, or from the second range to the third range, your subsequent cost of insurance rates will be lower under your Policy than they would be before the increase. The reverse is also true. Our cost of insurance rates are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.

     We use this charge to fund the death benefits we pay under the Policies.

     Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value, if you select certain additional benefit riders. These are described beginning on page ___, under "What additional rider benefits might I select?" We use these charges to pay for the benefits under the riders and to help offset the risks we assume.

     Surrender charge. The Policies have a surrender charge that applies for a maximum of the first 10 Policy years (and for a maximum of the first 10 Policy years after any increase in the Policy's base coverage). We will apply the surrender charge only to the base coverage portion of the specified amount.

     The amount of the surrender charge depends on the age and other insurance characteristics of the insured person. The maximum amount of your Policy's surrender charge will be shown in the table beginning on page ___ of the Policy. It may initially be as high as $_____ per $1,000 of base coverage or as low as $_____ per $1,000 of base coverage (or any increase in the base amount).

     We are permitted to not charge some or all of the surrender charges under certain limited circumstances, according to the terms of a Policy endorsement.

     We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender. Upon a requested decrease in a Policy's base coverage portion of the specified amount, we will deduct any remaining amount of the surrender charge that was associated with the base coverage that is canceled. This includes any decrease that results from any requested partial surrender. See "Partial surrender" beginning on page ___ and "Change of death benefit option" beginning on page ___. For those Policies that lapse in the first 10 Policy years, we use this charge to help recover sales expenses.

     Partial surrender fee. We will charge a fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. We use this charge to help pay for the expense of making a partial surrender.

     Transfer fee. We may charge a $25 transfer fee for each transfer between investment options that exceeds 12 each Policy Year. This charge will be deducted from the investment options in the same ratio as the requested transfer. We use this charge to help pay for the expense of making the requested transfer.

     Charge for taxes. We can adjust charges in the future on account of taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value.

     For a further discussion regarding the charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page ___.

     Allocation of charges. You may choose the investment options from which we deduct all monthly charges and any applicable surrender charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in the same ratio the charges bear to the unloaned accumulation value you then have in each investment option.

What charges and expenses will the Mutual Funds deduct from amounts I invest through my Policy?

     Each Mutual Fund pays its investment management fees and other operating expenses. Because they reduce the investment return of a Fund, these fees and expenses also will reduce indirectly the return you will earn on any accumulation value that you have invested in that Fund. Current and future fees and expenses may vary from fiscal year 1999 fees and expenses. The charges and expenses for the fiscal year 1999 are as follows:

                  [TO BE UPDATED IN PRE-EFFECTIVE AMENDMENT]

THE MUTUAL FUNDS' ANNUAL EXPENSES/1/  (as a percentage of average net assets)

                                                          Fund                           Other Fund             Total Fund
                                                       Management                         Operating              Operating
                                                      Fees (After                      Expenses (After        Expenses (After
                                                        Expense           12b-1            Expense                Expense
                  Name of Fund                       Reimbursement)        Fees        Reimbursement)         Reimbursement)
                  ------------                       --------------        ----        --------------         -------------
 AIM Variable Insurance Funds:/1/

         AIM V.I. International Equity Fund              0.75%                              0.16%                  0.91%

         AIM V.I. Value Fund                             0.61%                              0.05%                  0.66%

American Century Variable Portfolios, Inc.:/1/

         VP Value Fund

American General Series Portfolio Company:/1/

         International Equities Fund

         MidCap Index Fund

         Money Market Fund

         Nasdaq-100 Index Fund

         Stock Index Fund

         Small Cap Index Fund

         Science & Technology Fund

 AYCO Series Trust:/1/

         AYCO Large Cap Growth Fund I

Dreyfus Variable Investment Fund:/1/

         Quality Bond Portfolio                          0.65%                              0.08%                  0.73%

         Small Cap Portfolio                             0.75%                              0.02%                  0.77%

         Mid-Cap Stock Portfolio

Fidelity Variable Insurance Products Fund:/1,2/

         VIP Equity-Income Portfolio                                      0.25%

                                                          Fund                           Other Fund             Total Fund
                                                       Management                         Operating              Operating
                                                      Fees (After                      Expenses (After        Expenses (After
                                                        Expense           12b-1            Expense                Expense
                  Name of Fund                       Reimbursement)        Fees        Reimbursement)         Reimbursement)
                  ------------                       --------------        ----        --------------         -------------
         VIP Growth Portfolio                                             0.25%

Fidelity Variable Insurance Products Fund II:/1, 2/

         VIPII Asset Manager Portfolio                                    0.25%

         VIPII Contrafund Portfolio                                       0.25%

Janus Aspen Series:/3/

         International Growth Portfolio                                   0.25%

         Worldwide Growth Portfolio                                       0.25%

         Aggressive Growth Portfolio                                      0.25%

J. P. Morgan Series Trust II:/1/

         J. P. Morgan Small Company
         Portfolio

MFS Variable Insurance Trust:/1/

         MFS Emerging Growth Series                      0.75%                              0.10%                  0.85%

         MFS Research Series

         MFS Capital Opportunities Series

         MFS New Discoveries Series

Neuberger Berman Advisers Management Trust:/1/

         Mid-Cap Growth Portfolio

PIMCO Variable Insurance Trust:/1/

         PIMCO Short-Term Bond Portfolio

         PIMCO Real Return Bond Portfolio

         PIMCO Total Return Bond Portfolio

Putnam Variable Trust:

         Putnam VT Diversified Income Fund/4/                             0.15%

         Putnam VT Growth and Income Fund/4/                              0.15%

                                                          Fund                           Other Fund             Total Fund
                                                       Management                         Operating              Operating
                                                      Fees (After                      Expenses (After        Expenses (After
                                                        Expense           12b-1            Expense                Expense
                  Name of Fund                       Reimbursement)        Fees        Reimbursement)         Reimbursement)
                  ------------                       --------------        ----        --------------         -------------
         Putnam VT International Growth and                               0.15%
            Income Fund/4/

SAFECO Resource Series Trust:/1/

         Equity Portfolio                                0.74%                              0.04%                  0.78%

         Growth Opportunities  Portfolio                 0.74%                              0.06%                  0.80%

The Universal Institutional Funds, Inc.:/1/

         Equity Growth Portfolio/3/

         High Yield Portfolio/3/

Vanguard Variable Insurance Fund:

         High Yield Bond Portfolio

         REIT Index Portfolio

Van Kampen Life Investment Trust:/1/

         Strategic Stock Portfolio/5/                    0.00%                              0.65%                  0.65%

Warburg Pincus Trust:/1/

         Small Company Growth Portfolio

  /1/ The Mutual Funds' advisers or administrators have entered into arrangements under which they pay certain amounts to AGL. The fees do not have a direct relationship to the Mutual Funds' Annual Expenses, and do not increase the amount of charges you pay under your Policy. (See "Certain arrangements.")

  /2/ The prospectuses for Fidelity VIP and Fidelity VIPII Funds under
      "________" discuss this 12b-1 fee.

  /3/ The prospectus for Janus Aspen Series under " _________" discusses this
      12b-1 fee.

  /4/ The prospectus for Putnam Variable Trust under "Distribution plan" discusses this 12b-1 fee.

  /5/ For the Funds indicated, management fees and other expenses as shown for fiscal year 1999 would have been the percentages shown below without certain voluntary expense reimbursements from the investment adviser. Current and future fees and expenses may vary from the fiscal year 1999 fees and expenses.

                                         Management    Other         Total
                                           Fees        Expenses  Annual Expenses
                                           ----        --------  ---------------
  The Universal Institutional Funds

      Equity Growth Portfolio              0.55%       0.76%           1.31%
      High Yield Portfolio                 0.50%       0.65%           1.15%

  Van Kampen Life Investment
   Trust

     Strategic Stock Portfolio             0.50%       0.75%           1.25%

  No other Funds received any such reimbursements.

What is the amount of insurance ("death benefit") that AGL pays when the insured person dies?

     Your specified amount of insurance. In your application to buy a Platinum Investor III Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. Base coverage must be at least 10% of the specified amount. We also provide a guarantee of a death benefit equal to the specified amount and any benefit riders. We refer to this guarantee in both your Policy and this prospectus as the "guarantee period" benefit. We provide more information about the specified amount and the guarantee period benefit beginning on page ___ under "More About the Death Benefit" and under "Monthly guarantee premiums," beginning on page ___. You should read these other discussions carefully because they contain important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

     Your death benefit. The death benefit we will pay is reduced by any outstanding Policy loans (plus any unearned loan interest). You also choose whether the death benefit we will pay is

     . Option 1--The specified amount on the date of the insured person's death; or

     . Option 2--The specified amount on the date of the insured person's death plus the Policy's accumulation value as of the date of death.

     Under Option 2, your death benefit will tend to be higher than under Option
1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will tend to be higher under Option 1 than under Option 2.

     Any premiums we receive after the insured person's death will be returned and not included in your accumulation value.

     Federal tax law requires a minimum death benefit in relation to accumulation value for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the "guideline premium test" or the "cash value accumulation test." You must elect one of these tests at issue, and, once elected, the choice may not be changed. Factors you should consider in making this choice are discussed below.

     The "guideline premium test" limits the amount of premiums paid under a Policy at any time to a certain amount which depends on the size of the Policy and the age and gender of the insured person. Therefore, the maximum premiums you can pay are generally more limited under this test than under the cash value accumulation test.

     The other major difference between the two tax tests involves the Policy's "alternative death benefit." The alternative death benefit is calculated as shown in the tables that follow. During any time when the alternative death benefit works out to be more than the Option 1 or Option 2 death benefit you have chosen, we would automatically deem the death benefit to be such higher amount.

As illustrated in the tables below, choosing the cash value accumulation test for tax law compliance generally makes it more likely that an alternative minimum death benefit will apply. Therefore, if you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the alternative death benefit may cause your Policy's death benefit to be higher if you choose that test than if you choose the guideline premium test. To the extent that the alternative death benefit does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also tend to be higher. (This compensates us for the additional risk that we might have to pay the higher alternative death benefit.)

     If you have selected the guideline premium test, we calculate the alternative death benefit by multiplying your Policy's accumulation value by the following percentages:

         SPECIMEN ALTERNATIVE DEATH BENEFITS AS A PERCENTAGE MULTIPLE
                  OF POLICY ACCUMULATION VALUE (ASSUMING YOU
                      SELECT THE GUIDELINE PREMIUM TEST)

Insured
Person's

     Age*........................   40    45    50    55    60    65     70     75     100

      %..........................   ---%  ---%  ---%  ---%  ---%  ---%   ---%   ---%   ---%

*Nearest birthday at the beginning of the Policy year in which the insured person dies.

     If you have selected the cash value accumulation test, we calculate the alternative death benefit by multiplying your Policy's accumulation value by a percentage that will be set forth on page ___ of your Policy. The percentage varies based on the insurance characteristics of the insured person. Below is an example of applicable alternative death benefit percentages for the cash value accumulation test. The example is for a male non-tobacco user preferred premium class and issue age 55.

         SPECIMEN ALTERNATIVE DEATH BENEFITS AS A PERCENTAGE MULTIPLE
                  OF POLICY ACCUMULATION VALUE (ASSUMING YOU
                   SELECT THE CASH VALUE ACCUMULATION TEST)

Policy Year....................   1      2      3      5      10    20    30     40     45

       %.......................  ---%   ---%   ---%   ---%   ---%  ---%  ---%   ---%   ---%

Your Policy calls the multipliers used for each test the "Death Benefit Corridor Rate."

Must I invest any minimum amount in a Policy?

     Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to pay. Our current practice is to bill quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure your Policy's cash surrender value stays above zero or that the guarantee period benefit (described under "Monthly guarantee premiums" on page ___) remains in effect ("Cash surrender value" is explained under "Full surrender" on page ___.) The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero, as a result of the deductions we periodically make from your accumulation value.

     Policy lapse and reinstatement. If your Policy's cash surrender value (the Policy's accumulation value less Policy loans during the first 5 Policy years) falls to an amount insufficient to cover the monthly charges, we will notify you and give you a grace period to pay at least the amount we estimate is necessary to keep your Policy in force for a reasonable time. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within 5 years (or, if earlier, before the Policy's maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage. Also, you will have to pay at least the amount of premium that we estimate will keep your Policy in force for two months, as well as pay or reinstate any indebtedness. You will find additional information in the Policy about the values and terms of the Policy after it is reinstated.

     Monthly guarantee premiums. Page 3 of your Policy will specify a "Monthly Guarantee Premium." If you pay these guarantee premiums, we will provide at least an Option 1 death benefit, even if your policy's cash surrender value has declined to zero.

     We call this our "guarantee period" benefit and here are its terms and conditions. On the first day of each Policy month that the cash surrender value is not sufficient to pay the monthly deduction, we check to see if the cumulative amount of premiums paid under the Policy, less any Policy loans, is at least equal to the sum of the monthly guarantee premiums plus any partial surrenders for all Policy months to date, including the Policy month then starting. (Policy months are measured from the "Date of Issue" that will also be shown on page 3 of your Policy.) So long as at least this amount of premium payments has been paid by the beginning of that Policy month, the Policy will not enter a grace period or terminate (i.e., lapse) because of insufficient cash surrender value, unless the guarantee period benefit has terminated as discussed in the paragraph immediately below.

     The length of time you are covered by the guarantee period benefit varies on account of two things:

     .  the insured's age at the Policy's date of issue; and

     .  the amounts of base coverage and supplemental coverage you have chosen.

     The maximum period of time for the guarantee period - 20 years - happens in the event you have chosen 100% base coverage. The least amount of time - 4 years
- happens in the event you have chosen the maximum 90% supplemental coverage.

         The amount of premiums that must be paid to maintain the guarantee period benefit will be increased by the cumulative amount of any loans (including any loan increases to pay interest) you have taken from your Policy.

         Also, whenever you increase your specified amount, we calculate a new monthly guarantee premium, so the amount you must pay to keep the guarantee period benefit in force will increase or decrease depending on whether you increase or decrease your specified amount. If you add or increase a benefit rider, your monthly guarantee premium will increase. If you remove or decrease a benefit rider, your monthly guarantee premium will decrease.

         How can I change my Policy's investment options?

         Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

         Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. The first 12 transfers in a year are free of charge. We may charge you $25 for each additional transfer. You may make transfers from the variable investment options at any time. You may make transfers from the declared fixed interest account during the 60-day period following each Policy anniversary, and we will not honor such a request that we receive at any other time. The amount that you can transfer each year is limited to the greater of:

         . 25% of the unloaned accumulation value you have in the declared fixed interest account as of the Policy anniversary; or

         . the sum of any amounts you transferred or surrendered from the declared fixed interest account during the previous Policy year.

         Unless you are transferring the entire amount you have in an investment option, each transfer must be at least $500. See "Additional Rights That We Have" on page ___.

         Market Timing. The Policy is not designed for professional market timing organizations or other entities using programmed and frequent transfers. We reserve the right at any time and without prior notice to any party to terminate, suspend, or modify our policies or procedures regarding telephone requests or to stop permitting telephone requests altogether.

     How can I change my Policy's insurance coverage?

     Increase in coverage. At any time while the insured person is living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that the insured person continues to meet our requirements for issuing insurance coverage.

     We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the age and premium class of the insured person at the time of the increase. Also, a new amount of surrender charge:

     . applies to any amount of the increase that you request as base coverage;

     . is the same as it would be if we were instead issuing the same amount of base coverage as a new Platinum Investor III Policy; and

     .   applies for the 10 Policy years following the increase.

     You are not required to increase your specified amount in any specific percentage or ratio that your base and supplemental coverage bear to your specified amount before the increase. Remember, however, base coverage must be at least 10% of the total specified amount after the increase.

     Decrease in coverage. After the first Policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the specified amount cannot be less than the greater of:

     .   $50,000; or

     . any minimum amount which, in view of the amount of premiums you have paid, is necessary for the Policy to continue to meet the Federal tax law definition of life insurance.

     We will apply a reduction in specified amount proportionately against the specified amount provided under the original application and any specified amount increases. The decrease in specified amount will decrease both your base and supplemental coverage in the same ratio they bear to your specified amount before the decrease. We will deduct from your accumulation value any remaining surrender charge that is associated only with any amount of base coverage that is canceled in this way. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed. A reduction in specified amount will not reduce the monthly charge per $1,000 of specified amount or the amount of time we assess this charge.

     Change of death benefit option. You may at any time request us to change your coverage from death benefit Option 1 to 2 or vice-versa.

  . If you change from Option 1 to 2, we also automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change. We will take the reduction proportionately from each component of the Policy's specified amount. We will not charge a surrender charge for this reduction in coverage.

  . If you change from Option 2 to 1, we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value.

  Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page ___ of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

  Effect of changes in insurance coverage on guarantee period. A change in coverage does not result in termination of the guarantee period, so that if you pay certain prescribed amounts of premiums, we will pay a death benefit even if your policy's cash surrender value declines to zero. The details of this guarantee are discussed under "Monthly guarantee premiums," beginning on page
___.

What additional rider benefits might I select?

  You can request that your Policy include the additional rider benefits described below. For most of the riders that you choose, a charge, which will be shown on page ___ of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

  . Accidental Death Benefit Rider This rider pays an additional death benefit
    ------------------------------
    if the insured person dies from certain accidental causes.

  . Children's Insurance Benefit Rider This rider provides term life insurance
    ----------------------------------
    coverage on the eligible children of the person insured under the Policy. This rider is convertible into any other insurance (except for term coverage) available for conversions, under our published rules at the time of conversion.

  . Maturity Extension Rider This rider permits you to extend the Policy's
    ------------------------
    maturity date beyond what it otherwise would be. You have two versions from which to choose. Both versions may not be available in all states.

    One version provides for a death benefit after the original maturity date that is equal to the accumulation value on the date of death. The death benefit payable will be reduced by any outstanding Policy loan amount. There is no charge for this version.

    The other version provides for a death benefit after the original maturity date which is equal to the death benefit in effect on the day prior to the original maturity date. If the death benefit is based fully, or in part, on the accumulation value, we will adjust the death benefit by future changes in the accumulation value. The death benefit will never be less than the accumulation value. The death benefit payable will be reduced by any outstanding Policy loan amount. There is a monthly charge of no more than $30 per thousand of net amount at risk for this version of the rider during the nine policy years immediately preceding the Policy's original maturity date. Therefore, you must add this version of rider before that 9 year period begins.

    In both versions, only the insurance coverage associated with the Policy will be extended beyond the original maturity date. No additional premium payments, new loans, monthly insurance charge, or changes in specified amount will be allowed after the original maturity date. There is a flat monthly charge of no more than $10 each month after the original maturity date. After this rider is elected it may not be revoked. You can, however, surrender your Policy at any time.

    Extension of the maturity date beyond the insured person's age 100 may result in the current taxation of increases in your Policy's accumulation value as a result of interest or investment experience after that time. You should consult a qualified tax adviser before making such an extension.

  . Return of Premium Death Benefit Rider This rider provides additional term
    -------------------------------------
    life insurance coverage on the person insured under the Policy. The amount of additional insurance varies so that it always equals the cumulative amount of premiums paid under the Policy (subject to certain adjustments).

  . Spouse Term Rider This rider provides term life insurance on the life of the
    -----------------
    spouse of the Policy's insured person. This rider terminates no later than the Policy anniversary nearest the spouse's 75/th/ birthday. You can convert this rider into any other insurance (except for term coverage) available for conversions, under our published rules at the time of conversion.

  . Terminal Illness Rider This rider provides for a benefit to be requested if
    ----------------------
    the Policy's insured person is diagnosed as having a terminal illness (as defined in the rider) and less than 12 months to live. This rider is not available in all states. The maximum amount you may receive under this rider before the insured person's death is 50% of the death benefit payable under the Policy (excluding any rider benefits) or, if less, $250,000. The amount of benefits paid under the rider, plus an administrative fee (not to exceed $250), plus interest on these amounts to the next Policy anniversary becomes a "lien" against all future Policy benefits. We will continue to charge interest in advance on the total amount of the lien and will add any unpaid interest to the total amount of the lien each year. Any time the total lien, plus any other Policy loans, exceeds the Policy's then current death benefit, the Policy will terminate without further value. The cash surrender value of the Policy also will be reduced by the amount of the lien.

  . Waiver of Monthly Deduction Rider This rider provides for a waiver of all
    ---------------------------------
    monthly charges assessed for both your Policy and riders that we otherwise would deduct from your accumulation value, so long as the insured person is totally disabled (as defined in the rider). While we are paying benefits under this rider we will not permit you to request any increase in the specified amount of your Policy's coverage. However, loan interest will not be paid for you under this rider, and the Policy could, under certain circumstances, lapse for nonpayment of loan interest. You can purchase this rider on the life of an insured person who is younger than age 55.

  Tax consequences of additional rider benefits. Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page 30. You should consult a qualified tax adviser.

How can I access my investment in a Policy?

  Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." Because of the surrender charge, it is unlikely that a Platinum Investor III Policy will have any cash surrender value during at least the first year unless you pay significantly more than the monthly guarantee premiums.

  Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We will automatically reduce your Policy's accumulation value by the amount of your withdrawal and any related charges. We do not allow partial surrenders that would reduce the death benefit below $50,000.

  If the Option 1 death benefit is then in effect, we also will reduce your Policy's specified amount by the amount of such withdrawal and charges, but not below $0. We will take any such reduction proportionately from each component of the Policy's specified amount and deduct any remaining surrender charge that is associated with any portion of your Policy's base amount of coverage that is canceled. If the Option 2 death benefit is then in effect, we will automatically reduce your accumulation value.

  You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

  There is a partial surrender fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make.

  Exchange of Policy in certain states. Certain states require that a policy owner be given the right to exchange the Policy for a fixed benefit life insurance policy, within either 18 or 24 months from the date of issue. This right is subject to various conditions imposed by the states and us. In such states, this right has been more fully described in your Policy or related endorsements to comply with the applicable state requirements.

    Policy loans. You may at any time borrow from us an amount up to your Policy's cash surrender value less the interest that will be payable on your loan through your next Policy anniversary. This rule is not applicable in all states. The minimum amount you can borrow is $500 or, if less, the entire remaining loan value.

    We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the declared fixed interest account as collateral for the loan. We will credit your Policy with interest on this collateral amount at an effective annual rate of 4% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an effective annual rate of 4.75%. Loan interest is payable annually, on the Policy anniversary, in advance, at a rate of 4.54%. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

    You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

    You may repay all or part (but not less than $100 unless it is the final payment) of your loan at any time before the death of the insured person while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from our declared fixed interest account option. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan (plus any unearned loan interest) will be deducted from the proceeds we pay following the insured person's death.

    Preferred loan interest rate. We will credit a higher interest rate on an amount of the collateral securing Policy loans taken out after the first 10 Policy years. The maximum amount of new loans that will receive this preferred loan interest rate for any year is:

    . 10% of your Policy's accumulation value (which includes any loan collateral we are holding for your Policy loans) at the beginning of the Policy year; or

    .  if less, your Policy's maximum remaining loan value at that anniversary.

We intend to set the rate of interest we credit to your preferred loan collateral amount equal to the loan interest rate you are paying, resulting in a zero net cost (0.00%) of borrowing for that amount. We have full discretion to vary the preferred rate, provided that it will always be greater than or equal to the rate we are then crediting in connection with regular Policy loans, and will never be less than an effective annual rate of 4.50%. Because we first began offering the Policies in the year 2000, we have not yet declared a preferred loan interest rate for any outstanding Policy.

     Maturity of your Policy. If the insured person is living on the "Maturity Date" shown on page ___ of your Policy, we will pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the insured person's 100/th/ birthday.

     Tax considerations. Please refer to "How will my Policy be treated for income tax purposes?" for information about the possible tax consequences to you when you receive any loan, surrender or other funds from your Policy.

Can I choose the form in which AGL pays out the proceeds from my Policy?

     Choosing a payment option. You may choose to receive the full proceeds from the Policy as a single sum. This includes proceeds that become payable upon the death of the insured person, full surrender or the maturity date. Alternatively, you may elect that all or part of such proceeds be applied to one or more of the following payment options:

     .  Option 1--Equal monthly payments for a specified period of time.

     . Option 2--Equal monthly payments of a selected amount of at least $60 per year for each $1,000 of proceeds until all amounts are paid out.

     . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

     .  Option 4--Proceeds left to accumulate with interest.

     Additional payment options may also be available with our consent. We have the right to reject any payment option, if the payee is a corporation or other entity. You can read more about each of these options in the Policy and in the separate form of payment contract that we issue when any such option takes effect.

     Within 60 days after the insured person's death, any payee entitled to receive proceeds as a single sum may elect one or more payment options.

     Interest rates that we credit under each option will be at least 3%.

     Change of payment option. You may change any payment option you have elected at any time while the Policy is in force and before the start date of the payment option.

     Tax impact. If a payment option is chosen, you or your beneficiary may have tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

To what extent can AGL vary the terms and conditions of the Policy in particular cases?

     Here are some variations we may make in the terms and conditions of a Policy. Any variations will be made only in accordance with uniform rules that we establish.

     Underwriting and premium classes. We have six premium classes, and also combinations of the premium classes, we use to decide how much the monthly insurance charges under any particular Policy will be: preferred, standard, tobacco, non-tobacco, juvenile and standard. They are each described in your Policy.

     Policies purchased through "internal rollovers." We maintain published rules that describe the procedures necessary to replace another life insurance policy we issued with a Policy. Not all types of other insurance we issue are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

     State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which the Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

     Variations in expenses or risks. AGL may vary the charges and other terms of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

How will my Policy be treated for income tax purposes?

     Generally, the death benefit paid under a Policy is not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

     Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply. If your Policy lapses, you may have to pay income tax on a portion of any outstanding loan.

     For further information about the tax consequences of owning a Policy, please read "Tax Effects" starting on page ___.

How do I communicate with AGL?

     When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

     General. You should mail or express checks and money orders for premium payments and loan repayments directly to our Home Office.

     You must make the following requests in writing:

     .  transfer of accumulation value;

     .  loan;

     .  full surrender;

     .  partial surrender;

     .  change of beneficiary or contingent beneficiary;

     .  change of allocation percentages for premium payments;

     .  loan repayments or loan interest payments;

     .  change of death benefit option or manner of death benefit payment;

     .  change in specified amount;

     . addition or cancellation of, or other action with respect to, election of a payment option for Policy proceeds;

     .  tax withholding elections; and

     .  telephone transaction privileges.

You should mail or express these requests to our Home Office at the appropriate address shown on the first page of this prospectus. You should also communicate notice of the insured person's death, and related documentation, to our Home Office.

     We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Home Office or from your AGL representative. Each communication must include your name, Policy number and, if you are not the insured person, that person's name. We cannot process any requested action that does not include all required information.

     Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the insured person's and owner's names, and a form of personal identification from the caller. We will mail you a prompt written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone transfer. Also, if, due to malfunction or other circumstances, your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-888-325-9315.

ILLUSTRATIONS OF HYPOTHETICAL POLICY BENEFITS

     To help explain how our Policy works, we have prepared the following tables:

                                                                    Page to
                                                                  See in this
                                                                   Prospectus
                                                                   ----------
     Death Benefit Option 1--Current Charges  .................          ___
     Death Benefit Option 1--Guaranteed Maximum Charges........          ___

         The tables show how death benefits, accumulation values, and cash surrender values ("Policy benefits") under a sample Policy would change over time if the investment options had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. The tables are for a male non-tobacco user preferred premium class and issue age 55. An annual premium payment of $1,500 for an initial $100,000 of specified amount of coverage is assumed to be paid. The illustrations assume no Policy loan has been taken. The differences between the accumulation values and the cash surrender values for the first 10 years in the tables are because of the Policy's surrender charges. As illustrated, this Policy would not be classified as a modified endowment contract (See "Tax Effects" beginning on page ___ for further discussion).

     The tables show a sample Policy with 100% base coverage only. A Policy with supplemental coverage at current charges will over time have lower monthly insurance charges and a higher accumulation value. Your AGL representative can provide you with Policy illustrations specific to you, showing how your selection of base and supplemental coverage, if any, can affect your Policy values under different assumptions.

     Although the tables that follow do not include an example of a Policy with an Option 2 death benefit, such a Policy would have higher death benefits and lower cash surrender values.

     Separate tables are included to show both current and guaranteed maximum charges. The charges assumed in the following tables include:

     . a charge for state premium tax (or a tax charge back if we issued the Policy in Oregon) assumed to be 2.0% (for both current and guaranteed maximum charges);

     . after we deduct premium tax (or a tax charge back if we issued the Policy in Oregon), a charge of 5.0% and 7.5% for current charges and guaranteed maximum charges, respectively;

     . a daily charge for the first 10 Policy years at an annual effective rate of .70% (for both current and guaranteed maximum charges);

     . a daily charge for Policy years 11 through 20 at an annual effective rate of .45% (for both current and guaranteed maximum charges);

     . a daily charge after 20 Policy years at an annual effective rate of .10% (for both current and guaranteed maximum charges);

     . a flat monthly charge of $6 (for both current and guaranteed maximum charges);

     . a monthly charge for the first 7 Policy years for each $1,000 of specified amount of $____ (for both current and guaranteed maximum charges); and

     . the current monthly insurance charge and guaranteed maximum monthly insurance charges for current charges and guaranteed maximum charges, respectively.

     The charges assumed by both the current and guaranteed maximum charge tables also include Mutual Fund expenses of ____% of aggregate Mutual Fund assets. This percentage is the arithmetic average of the advisory fees payable with respect to each Mutual Fund, after all reimbursements, plus the arithmetic average of all other operating expenses of each such Fund after all reimbursements, as reflected on pages ___ and ___ of this prospectus. We expect the reimbursement arrangements to continue in the future. If the reimbursement arrangements were not currently in effect, the arithmetic average of Mutual Fund expenses would equal ____% of aggregate Mutual Fund assets.

     Individual illustrations. On request, we will furnish you with a comparable illustration based on your Policy's characteristics. If you request illustrations more than once in any Policy year, we may charge $25 for the illustration.

                             Platinum Investor III

Annual Premium $ 1,500                      Initial Specified Amount $100,000
                                            Death Benefit Option 1

Male, Age 55
Non-Tobacco User, Preferred Premium Class
Assuming Current Charges

                  Death Benefit                            Accumulation Value                       Cash Surrender Value
End of        Assuming Hypothetical Gross              Assuming Hypothetical Gross              Assuming Hypothetical Gross
Policy        Annual Investment Return of              Annual Investment Return of              Annual Investment Return of
Year         0.0%        6.0%          12.0%           0.0%       6.0%       12.0%              0.0%       6.0%        12.0%
    1        100,000     100,000     100,000
    2        100,000     100,000     100,000
    3        100,000     100,000     100,000
    4        100,000     100,000     100,000
    5        100,000     100,000     100,000
    6        100,000     100,000     100,000
    7        100,000     100,000     100,000
    8        100,000     100,000     100,000                                    [VALUES WILL BE PROVIDED IN THE
    9        100,000     100,000     100,000                                        PRE-EFFECTIVE AMENDMENT]
   10        100,000     100,000     100,000

   15        100,000     100,000     100,000

   20        100,000     100,000     100,000

     The values will change if premiums are paid in different amounts or frequencies.

     The investment results are an example only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown.

                             Platinum Investor III

Annual Premium $ 1,500                         Initial Specified Amount $100,000
                                               Death Benefit Option 1


Male, Age 55
Non-Tobacco User, Preferred Premium Class
Assuming Guaranteed Charges

                  Death Benefit                           Accumulation Value                         Cash Surrender Value
End of        Assuming Hypothetical Gross             Assuming Hypothetical Gross                    Assuming Hypothetical Gross
Policy        Annual Investment Return of            Annual Investment Return of                     Annual Investment Return of
Year           0.0%       6.0%        12.0%            0.0%         6.0%       12.0%                  0.0%        6.0%       12.0%
    1        100,000     100,000     100,000
    2        100,000     100,000     100,000
    3        100,000     100,000     100,000
    4        100,000     100,000     100,000
    5        100,000     100,000     100,000
    6        100,000     100,000     100,000
    7        100,000     100,000     100,000
    8        100,000     100,000     100,000                                    [VALUES WILL BE PROVIDED IN THE
    9        100,000     100,000     100,000                                        PRE-EFFECTIVE AMENDMENT]
   10        100,000     100,000     100,000

   15        100,000     100,000     100,000

   20        100,000     100,000     100,000

     The values will change if premiums are paid in different amounts or frequencies.

     The investment results are an example only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown.

ADDITIONAL INFORMATION

     A general overview of the Policy appears at pages 1 - ___. The additional information that follows gives more details, but generally does not repeat what is set forth above.

                                                                                  Page to
                                                                                See in this
Contents of Additional Information                                              Prospectus
----------------------------------                                              ----------
AGL...........................................................................
Separate Account VL-R.........................................................
Tax Effects...................................................................
Voting Privileges.............................................................
Your Beneficiary..............................................................
Assigning Your Policy.........................................................
More About Policy Charges.....................................................
Effective Date of Policy and Related Transactions.............................
More About the Death Benefit..................................................
More About Our Declared Fixed Interest Account Option.........................
Distribution of the Policies..................................................
Payment of Policy Proceeds....................................................
Adjustments to Death Benefit..................................................
Additional Rights That We Have................................................
Performance Information.......................................................
Our Reports to Policy Owners..................................................
AGL's Management..............................................................
Principal Underwriter's Management............................................
Legal Matters.................................................................
Independent Auditors .........................................................
Actuarial Expert..............................................................
Services Agreement............................................................
Certain Potential Conflicts...................................................

     Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (pages ___ and ___, which follow all of the financial pages). That index will tell you on what page you can read more about many of the words and phrases that we use.

AGL

     We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American General Corporation (formerly American General Insurance Company), a diversified financial services holding company engaged primarily in the insurance business. The commitments under the Policies are AGL's, and American General Corporation has no legal obligation to back those commitments.

     AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

Separate Account VL-R

     We hold the Mutual Fund shares in which any of your accumulation value is invested in Separate Account VL-R. Separate Account VL-R is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the separate account on May 6, 1997 under Texas law.

     For record keeping and financial reporting purposes, Separate Account VL-R is divided into ___ separate "divisions," ___ of which correspond to the ___ variable "investment options" available since the inception of the Policy. The remaining ___ divisions, and some of these ___ divisions, represent investment options available under other variable life policies we offer. We hold the Mutual Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option.

     The assets in Separate Account VL-R are our property. The assets in Separate Account VL-R would be available only to satisfy the claims of owners of the Policies, to the extent they have allocated their accumulation value to Separate Account VL-R. Our other creditors could reach only those Separate Account VL-R assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Policies with respect to Separate Account VL-R.

Tax Effects

     This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

     General. The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") and (b) for as long as the investments made by the underlying Mutual Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements and that:

 .         the death benefit received by the beneficiary under your Policy will not be subject to federal income tax; and

 .         increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

     Although AGL believes that the Policies are in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to certain features of a last survivor life insurance policy is not directly addressed by
Section 7702. In the absence of final regulations or other guidance issued under
Section 7702, there is necessarily some uncertainty whether survivor life insurance policies, like the Platinum Investor III Policies, will meet the
Section 7702 definition of a life insurance contract.

     The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract,"as you can see from the following discussion. In all cases, however, the character of all income that is described as taxable to the payee will be ordinary income (as opposed to capital gain).

     Testing for modified endowment contract status. Your Policy will be a "modified endowment contract" if, at any time during the first seven Policy years, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits after the payment of seven level annual premiums. ("Paid up" means no future premium payments would be required.) This is called the "seven-pay" test.

     Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount of coverage, and certain other changes.

     If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract.

     A life insurance policy that is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

     Other effects of Policy changes. Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

     Taxation of pre-death distributions if your Policy is not a modified
                                                           ---
endowment contract. As long as your Policy remains in force as a non-modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan generally will not be tax deductible.

     After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

     On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

     Taxation of pre-death distributions if your Policy is a modified endowment
                                                        --
contract. If your Policy is a modified endowment contract, any distribution from your Policy while the insured person is still living will be taxed on an "income-first" basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial surrender. Any such distributions will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy. For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your Policy that was considered taxable income to you. For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year are aggregated.

     A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply:

     .    to taxpayers 59 1/2years of age or older;

     .    in the case of a disability (as defined in the Code); or

     . to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

     If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

     Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

     Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

     Taxation of Exchange Option. You can split the policy into two other single life insurance policies under some circumstances. A policy split could have adverse tax consequences if it is not treated as a nontaxable exchange under
Section 1035 of the Code. This could include, among other things, recognition as taxable income an amount up to any gain in the Policy at the time of the exchange.

     Diversification. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the insured person died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Mutual Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Mutual Funds, we will enter into agreements with them requiring the Mutual Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

     The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Mutual Funds within Separate Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R.

     Estate and generation skipping taxes. If the insured person is the Policy's owner, the death benefit under the Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. The federal estate tax is integrated with the federal gift tax under a unified rate schedule and unified credit. The Taxpayer Relief Act of 1997 gradually raises the credit to $1,000,000. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

     As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

     The particular situation of each policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

     Life insurance in split dollar arrangements. The IRS has released a technical advice memorandum ("TAM") on the taxability of insurance policies used in certain split dollar arrangements. A TAM provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specified set of facts and a specified taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

     Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

     The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

     Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

     ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

     Our taxes. We report the operations of Separate Account VL-R in our federal income tax return, but we currently pay no income tax on Separate Account VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable life insurance policy reserves. We currently make no charge to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes we incur that are allocable to the Policy.

     We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

     Certain Mutual Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

     When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

     In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of 30% of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

     Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

Voting Privileges

     We are the legal owner of the Funds' shares held in Separate Account VL-R. However, you may be asked to instruct us how to vote the Fund shares held in the various Mutual Funds and attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

     We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through Separate Account VL-R.

     If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

     In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

Your Beneficiary

     You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of the insured person. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Assigning Your Policy

     You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

More About Policy Charges

     Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

     . mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

     . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

     . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and

     . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

     The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the insured person dies.

     If the charges that we collect from the Policy exceed our total costs in connection with the Policy, we will earn a profit. Otherwise we will incur a loss.

     Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

     Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender.

     Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value proportionately to each increment of specified amount to compute our net amount at risk. See "Monthly insurance charge" on page ___.

     Certain arrangements. Most of the distributors or advisers of the Mutual Funds listed on page 1 of this prospectus make certain payments to us, on a quarterly basis, for certain administrative, Policy, and policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. These amounts are paid by the distributors or the advisers, and will not be paid by the Mutual Funds, the divisions or Policy owners. No payments have yet been made under these arrangements, because the number of Policies issued does not require a payment.

Effective Date of Policy and Related Transactions

     Valuation dates, times, and periods. We compute values under a Policy on each day that the New York Stock Exchange is open for business. We call each such day a "valuation date" or a "business day."

     We compute policy values as of 3:00 p.m., Central time, on each valuation date. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period."

     Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order at our Home Office. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date.

     Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the insured person's premium class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the insured person's health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $300,000 provided the insured person meets certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement." You can obtain a copy from our Home Office by writing to the address shown on the first page of this prospectus or from your AGL representative.

     Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign an appropriate premium class. The day we begin to deduct charges will appear on page ___ of your Policy and is called the "Date of Issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the insured person, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

     Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

     Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt in the Home Office of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

     Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

     . Increases you request in the specified amount of insurance, reinstatements of a Policy that has lapsed, and changes in death benefit option take effect on the Policy's monthly deduction day on or next following our approval of the transaction;

     . We may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

     . If you exercise the right to return your Policy described on the second page of this prospectus, your coverage will end when you mail us your Policy or deliver it to your AGL representative; and

     . If you pay a premium in connection with a request which requires our approval, your payment will be applied when received rather than following the effective date of the change requested so long as your coverage is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your request, no premium will be refunded to you except to the extent necessary to cure any violation of the maximum premium limitations under the Code. We will not apply this procedure to premiums you pay in connection with reinstatement requests.

More About the Death Benefit

     Base coverage and supplemental coverage. The amount of insurance coverage you select at the time you apply to purchase a Policy is called the specified amount. The specified amount is the total of two types of coverage: your "base coverage" and "supplemental coverage," if any, that you select. You decide how much base coverage and how much supplemental coverage you want, as long as the total is not less than the minimum of $50,000 and at least 10% of the total is base coverage when you purchase the Policy. The percentage that your base coverage represents of your specified amount will not change whenever you decrease the specified amount. You can, however, change the percentage of base coverage when you increase the specified amount, but at least 10% of the total specified amount after the increase must be base coverage. You can choose to have only base coverage. You can use the mix of base and supplemental coverage to emphasize your own objectives. Here are the features about supplemental coverage that differ from base coverage:

     . In general, the larger percentage of supplemental coverage you choose when your Policy is issued, the shorter the time the guarantee period benefit will be in force;

     .  Supplemental coverage has no surrender charges;

     . The monthly insurance charge for supplemental coverage is always equal to or less than the monthly insurance charge for an equivalent amount of base coverage; and

     . We do not collect the monthly charge for each $1,000 of specified amount that is attributable to supplemental coverage.

Generally, if you choose supplemental coverage instead of base coverage, you will reduce your total charges and increase your accumulation value on a current charge basis. The more supplemental coverage you elect, the greater the amount of the reduction in charges and increase in accumulation value will be, on a current charge basis. Keep in mind, however, that our guarantee of a minimum death benefit (through the guarantee period benefit) may be essential to your planning. If this is the case, you may wish to maximize the percentage amount of base coverage you purchase. Policy owner objectives differ. Therefore, before deciding how much, if any, supplemental coverage you should have, you should discuss with your AGL representative what you believe to be your own objectives. Your representative can provide you with further information and Policy illustrations showing how your selection of base and supplemental coverage can affect your Policy values under different assumptions. You can then decide what is to be your mix of base and supplemental coverage.

More About Our Declared Fixed Interest Account Option

     Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared fixed interest account option. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account or our declared fixed interest account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our declared fixed interest account option. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     How we declare interest. We can at any time change the rate of interest we are paying on any accumulation value allocated to our declared fixed interest account option, but it will always be at an effective annual rate of at least 4%.

     Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our declared fixed interest account option. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our declared fixed interest account option will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Distribution of the Policies

     American General Securities Incorporated ("AGSI") is the principal underwriter of the Policies. AGSI is a wholly-owned subsidiary of AGL. AGL, in turn, is a wholly-owned subsidiary of American General Corporation ("American General"). AGSI's principal office is at 2727 Allen Parkway, Houston, Texas 77019. AGSI was organized as a Texas corporation on March 8, 1983 and is a registered broker-dealer under the Securities Exchange Act of 1934, as amended ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). AGSI is also the principal underwriter for AGL's Separate Accounts A and D, Separate Accounts USL VA-R and USL VL-R of The United States Life Insurance Company in the City of New York ("USL"), and Separate Account E of American General Life Insurance Company of New York ("AGNY"). USL is an affiliate of AGL and AGNY is a wholly-owned subsidiary of AGL. These separate accounts are registered investment companies. AGSI, as the principal underwriter, is not paid any fees on the Policies.

     We and AGSI have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD.

     We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. AGSI also has its own registered representatives who will sell the Policies, and we will pay compensation to AGSI for these sales.

     The compensation payable to broker-dealers or banks for sales of the Policies may vary with the sales agreement, but is generally not expected to exceed:

     . 90% of the premiums paid in the first Policy year up to a "target" amount;

     . 3% of the premiums not in excess of the target amount paid in each of Policy years two through 10;

     . 3% of the premiums in excess of the target amount paid in each of Policy years one through 10;

     . 0.25% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years two through 20; and

     . 0.15% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each Policy year after Policy year 20.

     The target amount is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable. For this purpose, we exclude any supplemental coverage and, therefore, the target premium is reduced proportionately by the amount of supplemental coverage.

     The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

     We pay a comparable amount of compensation to the broker-dealers or banks with respect to any increase in the specified amount of coverage that you request. In addition, we may pay broker-dealers or banks expense allowances, bonuses, wholesaler fees and training allowances.

     We pay the compensation directly to AGSI or any other selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described beginning on page __. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

     We sponsor a non-qualified deferred compensation plan ("Plan") for our insurance agents. Some of our agents are registered representatives of AGSI and sell the Policies. These agents may, subject to regulatory approval, receive benefits under the Plan when they sell the Policies. The benefits are deferred and the Plan terms may result in the agent never receiving the benefits. The Plan provides for a varying amount of benefits annually. We have the right to change the Plan in ways that affect the amount of benefits earned each year.

Payment of Policy Proceeds

     General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

     Delay of declared fixed interest account option proceeds. We have the right, however, to defer payment or transfers of amounts out of our declared fixed interest account option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

     Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

     Delay of Separate Account VL-R proceeds. We reserve the right to defer payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account VL-R, if:

     . the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted;

     . an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the accumulation value; or

     .  the SEC by order permits the delay for the protection of owners.

     Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

     Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

     . We cannot challenge the Policy after it has been in effect, during the insured person's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in some other way.)

     . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during the insured person's lifetime.

     . We cannot challenge an additional benefit rider that provides benefits if the insured person becomes totally disabled, after two years from the later of the Policy's date of issue or the date the additional benefit rider becomes effective.

Adjustments to Death Benefit

     Suicide. If the insured person commits suicide during the first two Policy years, we will limit the death benefit proceeds to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

     A new two year period begins if you increase the specified amount. You can increase the specified amount only if the insured person is living at the time of the increase. In this case, if the insured person commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

     Some states require that we compute these periods for noncontestability differently following a suicide.

     Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

     Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the insured person died during a grace period.

Additional Rights That We Have

     We have the right at any time to:

     . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

     . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

     . end the automatic rebalancing feature if your accumulation value falls below $5,000;

     .  change the underlying Mutual Fund that any investment option uses;

     . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another;

     . operate Separate Account VL-R under the direction of a committee or discharge such a committee at any time;

     .  change our underwriting and premium class guidelines;

     . operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

     . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

     You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek policy owner approval.

Performance Information

     From time to time, we may quote performance information for the divisions of Separate Account VL-R in advertisements, sales literature, or reports to owners or prospective investors.

     We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Funds in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges.

     We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

     Performance information for any division reflects the performance of a hypothetical Policy and is not illustrative of how actual investment performance would affect the benefits under your Policy. You should not consider such performance information to be an estimate or guarantee of future performance.

Our Reports to Policy Owners

      Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

AGL's Management

      The directors, executive officers, and (to the extent responsible for variable life operations) the other principal officers of AGL are listed below.

Name                           Business Experience Within Past Five Years
------------------------       -------------------------------------------------

Rodney O. Martin, Jr.          Director of American General Life Insurance
                               Company since August 1996. Chairman of the Board and CEO of American General Life Insurance
                               Company since April 2000. President and CEO
                               (August 1996-July 1998). President of American
                               General Life Insurance Company of New York
                               (November 1995-August 1996). Vice President
                               Agencies, with Connecticut Mutual Life Insurance
                               Company, Hartford, Connecticut (1990-1995).

Donald W. Britton              Director of the Board of American General Life
                               Insurance Company since April 1999. President of
                               American General Life Insurance Company since
                               April 2000. President of First Colony Life,
                               Lynchburg, Virginia (1996 - April 1999) and
                               Executive Vice President of First Colony Life
                               (1992 - 1996).

David A. Fravel                Director of American General Life Insurance
                               Company since November 1996. Elected Executive
                               Vice President in April 1998. Previously held position of Senior Vice President of American
                               General Life Insurance Company since November
                               1996. Senior Vice President of Massachusetts
                               Mutual, Springfield, Missouri (March 1996-June
                               1996); Vice President, New Business, Connecticut
                               Mutual Life Insurance Company, Hartford,
                               Connecticut (December 1978-March 1996).

David L. Herzog                Director, Executive Vice President and Chief
                               Financial Officer of American General Life
                               Insurance Company since March 2000. Vice
                               President of General American, St. Louis,
                               Missouri (June 1991 - February 2000).

John V. LaGrasse               Director of American General Life Insurance
                               Company since August 1996. Chief Technology
                               Officer of American General Life Insurance
                               Company since April, 2000. Elected Executive Vice
                               President in July 1998. Previously held position of Senior Vice President of American General Life
                               Insurance Company since August 1996. Director of
                               Citicorp Insurance Services, Inc., Dover,
                               Delaware (1986-1996).

Paul L. Mistretta              Executive Vice President of American General Life
                               Insurance Company since July 1999. Senior Vice
                               President of First Colony Life Insurance,
                               Lynchburg, Virginia (1992 - July 1999).

Brian D. Murphy                Executive Vice President of American General Life
                               Insurance Company since July 1999. Previously held position of Senior Vice President-Insurance
                               Operations of American General Life Insurance
                               Company since April 1998. Vice President-Sales,
                               Phoenix Home Life, Hartford, CT (January 1997-
                               April 1998). Vice President of Underwriting and
                               Issue, Phoenix Home Life (July 1994-January
                               1997). Various positions with Mutual of New York,
                               Syracuse, NY, including Agent, Agency Manager,
                               Marketing Life and Disability Income Underwriting
                               Management, (1978-July 1994).

Don M. Ward                    Executive Vice President of American General Life
                               Insurance Company since April 2000. Senior Vice
                               President of American General Life Insurance
                               Company since February 1998. Vice President of
                               Pacific Life Insurance Company, Newport Beach, CA
                               (1991-February 1998).

Thomas M. Zurek                Director and Executive Vice President of American
                               General Life Insurance Company since April 1999.
                               Elected General Counsel in December 1998.
                               Previously held various positions with American
                               General Life Insurance Company including Senior
                               Vice President since December 1998 and Vice
                               President since October 1998. In February 1998 named as Senior Vice President and Deputy General
                               Counsel of American General Corporation. Attorney
                               Shareholder with Nyemaster, Goode, Voigts, West,
                               Hansell & O'Brien, Des Moines, Iowa (June 1992 -
                               February 1998).

Wayne A. Barnard               Senior Vice President of American General Life
                               Insurance Company since November 1997. Previously held various positions with American General Life
                               Insurance Company including Vice President since
                               February 1991.

Robert M. Beuerlein            Senior Vice President and Chief Actuary of
                               American General Life Insurance Company since
                               September 1999. Previously held position of Vice
                               President of American General Life Insurance
                               Company since December 1998. Director, Senior
                               Vice President and Chief Actuary of The Franklin
                               Life Insurance Company, Springfield, Illinois
                               (January 1991 - June 1999).

William Guterding              Senior Vice President of American General Life
                               Insurance Company since April 1999. Senior Vice
                               President and Chief Underwriting Officer of The
                               United States Life Insurance Company in the City of New York since October, 1980.

Robert F. Herbert, Jr.         Senior Vice President and Treasurer of American
                               General Life Insurance Company since May 1996, and Controller since February 1991.

Simon J. Leech                 Senior Vice President for American General Life
                               Insurance Company since July 1997. Previously held various positions with American General Life
                               Insurance Company since 1981, including Director of Policy Owners' Service Department in 1993, and
                               Vice President-Policy Administration in 1995.

Royce G. Imhoff, II            Director for American General Life Insurance
                               Company since November 1997. Previously held various positions with American General Life
                               Insurance Company including Vice President since
                               August 1996 and Regional Director since 1992.

      The principal business address of each person listed above is our Home Office; except that the street number for Messrs. Fravel, LaGrasse, Martin, Herzog, Britton, Mistretta, Barnard and Zurek is 2929 Allen Parkway, the street number for Mr. Ward is 2727 Allen Parkway, the street number for Mr. Guterding is 125 Maiden Lane, New York, New York.

Principal Underwriter's Management

The directors and principal officers of the principal underwriter are:

                                                Position and Offices
                                                 with Underwriter,
Name and Principal                                American General
Business Address                               Securities Incorporated
------------------                             -----------------------
F. Paul Kovach, Jr.                            Director and Chairman,
American General Securities Incorporated       President and Chief Executive Officer
2727 Allen Parkway
Houston, TX 77019

Rodney O. Martin, Jr.                          Director and Vice Chairman
American General Life Companies
2929 Allen Parkway
Houston, TX 77019

Donald W. Britton                              Director and Assistant
American General Life Companies                Vice President
2929 Allen Parkway
Houston, TX 77019

Royce G. Imhoff, II                          Director
American General Life Companies
2727-A Allen Parkway
Houston, Texas 77019

Alice T. Kane                                Director
American General Retirement Services
125 Maiden Lane
New York, New York 10038

John A. Kalbaugh                             Vice President -
American General Life Companies              Chief Marketing Officer
2727 Allen Parkway
Houston, TX 77019

Sander J. Ressler                            Vice President,
2727 Allen Parkway                           Chief Compliance Officer and
Houston, TX 77019                            Secretary

Don M. Ward                                  Vice President
American General Life Companies
2727 Allen Parkway
Houston, TX 77019

Pauletta P. Cohn                             Assistant Secretary
American General Life Companies
2727 Allen Parkway
Houston, TX 77019

Robert F. Herbert, Jr.                       Assistant Treasurer
American General Life Companies
2727-A Allen Parkway
Houston, Texas 77019

D. Lynne Walters                             Assistant Tax Officer
2929 Allen Parkway
Houston, TX 77019

Legal Matters

     We are not involved in any legal proceedings that would be considered material with respect to a policy owner's interest in Separate Account VL-R. Pauletta P. Cohn, Esquire, Deputy General Counsel of the American General Life Companies, an affiliate of AGL, has opined as to the validity of the Policies.

Independent Auditors

     The financial statements of AGL included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere in this prospectus. Such financial statements have been included in this prospectus in reliance upon the report of Ernst & Young LLP given upon the authority of such firm as experts in accounting and auditing. Ernst & Young LLP is located at One Houston Center, 1221 McKinney, Suite 2400, Houston, Texas 77010-2007.

Actuarial Expert

     Actuarial matters have been examined by Robert M. Beuerlein who is Senior Vice President and Chief Actuary of AGL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

Services Agreement

     American General Life Companies ("AGLC") is party to an existing general services agreement with AGL. AGLC, an affiliate of AGL, is a corporation incorporated in Delaware on November 24, 1997. Pursuant to this agreement, AGLC provides services to AGL, including most of the administrative, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for AGL and the Policies.

Certain Potential Conflicts

     The Mutual Funds sell shares to separate accounts of insurance companies (and may sell in the future, certain qualified plans), both affiliated and not affiliated with AGL. We currently do not foresee any disadvantages to you arising out of such sales. Differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict. For example, violation of the federal tax laws by one separate account investing in the Funds could cause the contracts funded through another separate account to lose their tax-deferred status, unless remedial action were taken. However, each Mutual Fund has advised us that its board of trustees (or directors) intends to monitor events to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that a Fund's response to any such event insufficiently protects our policy owners, we will see to it that appropriate action is taken to do so as well as report any material irreconcilable conflicts that we know exist to each Mutual Fund as soon as a conflict arises. If it becomes necessary for any separate account to replace shares of any Mutual Fund in which it invests, that Fund may have to liquidate securities in its portfolio on a disadvantageous basis.

FINANCIAL STATEMENTS

     The financial statements of AGL contained in this prospectus should be considered to bear only upon the ability of AGL to meet its obligations under the Policies. They should not be considered as bearing upon the investment experience of Separate Account VL-R. No financial statements of Separate Account VL-R are included because, at the date of this prospectus, none of the Divisions of Separate Account VL-R were available under the Policies.

                  [TO BE PROVIDED IN PRE-EFFECTIVE AMENDMENT]


                                                                         Page to
Consolidated Financial Statements of                                 See in this
American General Life Insurance Company                               Prospectus
---------------------------------------                               ----------

Unaudited consolidated Balance Sheets as of June 30, 2000..........        Q-1
Unaudited consolidated Income Statements for the six months
  ended June 30, 2000..............................................        Q-3

Report of Ernst & Young, LLP Independent Auditors..................        F-1
Consolidated Balance Sheets as of December 31, 1999 and 1998.......        F-2
Consolidated Income Statements for the years ended
  December 31, 1999, 1998 and 1997.................................        F-3
Consolidated Statements of Comprehensive Income
  for the years ended December 31, 1999, 1998, and 1997............        F-4
Consolidated Statements of Shareholders' Equity for the years
  ended December 31, 1999, 1998 and 1997...........................        F-5
Consolidated Statements of Cash Flows for the years
  ended December 31, 1999, 1998 and 1997...........................        F-6
Notes to Consolidated Financial Statements.........................        F-7

INDEX OF WORDS AND PHRASES

     This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                                                                      Page to
                                                                    See in this
Defined Term                                                         Prospectus
------------                                                        -----------

accumulation value...........................................
AGLC.........................................................
AGL..........................................................
amount at risk...............................................
automatic rebalancing........................................
base coverage................................................
basis........................................................
beneficiary..................................................
cash surrender value.........................................
cash value accumulation test.................................
close of business............................................
Code.........................................................
cost of insurance rates......................................
daily charge.................................................
date of issue................................................
death benefit................................................
declared fixed interest account option.......................
dollar cost averaging........................................
full surrender...............................................
Fund, Funds..................................................
grace period.................................................
guarantee period, guarantee period benefit...................
guideline premium test.......................................
insured person ..............................................
investment option............................................
lapse........................................................
loan, loan interest..........................................
maturity, maturity date......................................
modified endowment contract..................................
monthly deduction day........................................
monthly guarantee premium....................................
monthly insurance charge.....................................
Mutual Fund..................................................
option 1, 2..................................................
partial surrender............................................
payment option...............................................

                                                                      Page to
                                                                    See in this
Defined Term                                                         Prospectus
------------                                                        -----------

planned periodic premium.....................................
Policy.......................................................
Policy loan..................................................
Policy month, year...........................................
premium classes..............................................
premium payments.............................................
reinstate, reinstatement.....................................
SEC..........................................................
separate account.............................................
Separate Account VL-R........................................
seven-pay test...............................................
specified amount.............................................
supplemental coverage........................................
surrender....................................................
telephone transactions.......................................
transfers....................................................
uninsurable..................................................
valuation date, period.......................................
variable investment option...................................

     We have filed a registration statement relating to Separate Account VL-R and the Policy with the SEC. The registration statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus. If you would like the additional information, you may obtain it from the SEC's Website at http://www.sec.gov or main office in Washington, D.C. You will have to pay a fee for the material.

     You should rely only on the information contained in this prospectus or sales materials we have approved. We have not authorized anyone to provide you with information that is different. The policies are not available in all states. This prospectus is not an offer in any state to any person if the offer would be unlawful.

PART II

(OTHER INFORMATION)


UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

     American General Life Insurance Company's Bylaws provide in Article VII,
Section 1 for indemnification of directors, officers and employees of the Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

     American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

The facing sheet.
Cross-Reference Table.
Prospectus, consisting of 55 pages of text.
The undertaking to file reports.
The Rule 484 undertaking.
Representation pursuant to Section 26(e)(2)(A).
The signatures.


The following exhibits:

     1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

        (1)(a) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

        (1)(b) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of variable life insurance standards of suitability and conduct. (1)

        (2)       Not applicable.

        (3)(a) Amended and Restated Distribution Agreement between American General Securities Incorporated and American General Life Insurance Company effective October 15, 1998. (15)

        (3)(b)    Form of Selling Group Agreement. (6)

        (3)(c) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this amended Registration Statement).

        (4)       Not applicable.

        (5) Form of "Platinum Investor III" Variable Universal Life Insurance Policy (Policy Form No. 00600). (Filed herewith)

        (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991.
                  (2)

        (6)(b) Bylaws of American General Life Insurance Company, adopted January 22, 1992. (3)

        (6)(c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

        (7)       Not applicable.

        (8)(a)(i) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

        (8)(a)(ii) Form of Amendment Four to Participation Agreement by and
                   among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (16)

        (8)(b)(i) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Life Insurance Company, American General Series Portfolio Company and American General Securities Incorporated. (10)

        (8)(b)(ii) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Life Insurance Company, American General Series Portfolio Company and American General Securities Incorporated dated as of July 21, 1998. (8)

        (8)(b)(iii) Form of Amendment Two to Participation Agreement by and
                    between The Variable Annuity Life Insurance Company, American General Life Insurance Company, American General Series Portfolio Company and American General Securities Incorporated. (16)

        (8)(c)(i) Form of Participation Agreement Between American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (6)

        (8)(c)(ii) Amendment One to Participation Agreement by and among
                   American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. dated December 1, 1998. (8)

        (8)(c)(iii) Form of Amendment Two to Participation Agreement by and
                    among American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (16)

        (8)(d)(i) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

        (8)(d)(ii) Form of Amendment Four by and among MFS Variable Insurance
                   Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (16)

        (8)(e)(i) Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (9)

        (8)(e)(ii) Amendment One to Participation Agreement by and among
                   American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (11)

        (8)(e)(iii) Form of Amendment Seven to Participation Agreement by and
                    among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (16)

        (8)(f) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

        (8)(g)(i) Form of Participation Agreement Among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust, and Safeco Securities, Inc. (6)

        (8)(g)(ii) Form of Amendment Four to Participation Agreement Among
                   American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust, and Safeco Securities, Inc. (16)

        (8)(h)(i) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

        (8)(h)(ii) Amendment One to Amended and Restated Participation Agreement
                   by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

        (8)(h)(iii) Form of Amendment Six to Amended and Restated Participation
                    Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (16)

        (8)(i) Form of Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. (15)

        (8)(j)(i) Sales Agreement by and between American General Life Insurance Company, Neuberger & Berman Advisors Management Trust and Neuberger & Berman Management Incorporated. (15)

        (8)(j)(ii) Form of Assignment and Modification Agreement by and between
                   Neuberger & Berman Management Incorporated and American General Life Insurance Company. (15)

        (8)(k) Form of Participation Agreement by and between American General Life Insurance Company and AYCO Series Trust. (16)

        (8)(l) Form of Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (16)

        (8)(m) Form of Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust
                   II. (16)

        (8)(n) Form of Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributor LLC. (16)

        (8)(o) Form of Participation Agreement by and between American General Life Insurance Company and Vanguard Variable Insurance Fund. (16)

        (8)(p) Form of Participation Agreement by and between American General Life Insurance Company, Warburg Pincus Trust, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc. (16)

        (8)(q) Form of Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (16)

        (8)(r) Form of Administrative Services Agreement between American General Life Insurance Company and fund distributor. (5)

        (8)(s) Form of Administrative Services Agreement between American General Life Insurance Company, Miller Anderson & Sherrard LLP and Morgan Stanley Dean Witter Investment Management Inc. (16)

        (8)(t) Form of Administrative Services Agreement between American General Life Insurance Company and SAFECO Asset Management Company. (16)

        (8)(u) Administrative Services Agreement between American General Life Insurance Company and Van Kampen Asset Management Inc. (16)

        (8)(v) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (7)

        (8)(w) Administrative Services Agreement dated as of June 1, 1998, between American General Life Insurance Company and AIM Advisors, Inc. (4)

        (8)(x) Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation. (4)

        (8)(y) Amendment to Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation effective as of December 1, 1998. (4)

        (8)(z) Form of Administrative Services Agreement by and between AYCO __________ and American General Life Insurance Company. (16)

        (8)(aa) Form of Administrative Services Agreement by and between American General Life Insurance Company and Morgan Guaranty Trust Company of New York. (16)

        (8)(bb) Form of Administrative Services Agreement by and between American General Life Insurance Company and Neuberger & Berman Management Incorporated. (15)

        (8)(cc) Form of Services Agreement by and between American General Life Insurance Company and Pacific Investment Management, LLC (16)

        (8)(dd) Form of Administrative Services Agreement by and between American General Life Insurance Company and Credit Suisse Asset Management, LLC. (16)

        (9)       Not applicable.

        (10)(a)   Single Insured Life Insurance Application - Part A. (13)

        (10)(b)   Single Insured Life Insurance Application - Part B. (13)

        (10)(c)   Medical Exam Form Life Insurance Application. (13)

        (10)(d) Form of supplemental application for variable life insurance issued by AGL on Policy Form No. 00600. (Filed herewith)

        (10)(e)   Service Request Form for Home Office. (16)

     Other Exhibits

        2(a) Opinion and Consent of Pauletta P. Cohn, Deputy General Counsel of American General Life Companies. (16)

        2(b) Opinion and Consent of American General Life Insurance Company's actuary. (16)

        3         Not applicable.

        4         Not applicable.

        6         Consent of Independent Auditors. (16)

        7         Powers of Attorney.  (Filed herewith on Signature Pages)

        27        Financial Data Schedule. (Not applicable)

(1) Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R, filed on December 18, 1997.

(2) Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company, filed on October 16, 1991.

(3) Incorporated herein by reference to the filing of Post-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company, filed on April 30, 1992.

(4) Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D, filed on January 15, 1999.

(5) Incorporated by reference to the filing of Pre-Effective Amendment No. 3 of the Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R, filed on August 19, 1998.

(6) Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R, filed on March 23, 1998.

(7) Incorporated by reference to the filing of Pre-Effective Amendment No. 23 to the Form N-4 Registration Statement of American General Life Insurance Company's Separate Account A (File No. 33-44745), filed on April 24, 1998.

(8) Incorporated by reference to the filing of the Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D, filed on March 18, 1999.

(9) Incorporated by reference to Post-Effective Amendment No. 12 to Registrant's Form N-4 Registration Statement (File No. 33-43390), filed on April 30, 1997.

(10) Incorporated by reference to Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-40637) of Separate Account D of American General Life Insurance Company, filed on February 12, 1998.

(11) Incorporated by reference to Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-80191) of Separate Account VL-R of American General Life Insurance Company, filed on August 25, 1999.

(12) Incorporated herein by reference to Post-Effective Amendment No. 2 of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R, filed on April 21, 1999.

(13) Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R, filed on October 29, 1999.

(14) Incorporated by reference to Post-Effective Amendment No. 18 of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company, filed on April 12, 2000.

(15) Incorporated by reference to Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R, filed on January 21, 2000.

(16) To be filed by amendment.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Thomas M. Zurek, Robert F. Herbert, Jr. and Pauletta P. Cohn and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 8th day of August, 2000.


                                  AMERICAN GENERAL LIFE INSURANCE COMPANY
                                  SEPARATE ACCOUNT VL-R
                                  (Registrant)

                             BY:  AMERICAN GENERAL LIFE INSURANCE COMPANY
                                  (On behalf of the Registrant and itself)



                             BY:  /s/ROBERT F. HERBERT, JR.
                                  -------------------------------
                                  Robert F. Herbert, Jr.
                                  Senior Vice President, Treasurer and
                                  Controller

[SEAL]

ATTEST:   /s/LAUREN W. JONES
          -----------------------------------
          Lauren W. Jones
          Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                        Title                           Date
---------                        -----                           ----


/s/RODNEY O. MARTIN, JR.         Director, Chairman             August 8, 2000
------------------------------   and Chief Executive Officer
Rodney O. Martin, Jr.


/s/ROBERT F. HERBERT, JR.        Senior Vice President,         August 8, 2000
------------------------------   Treasurer and Controller
Robert F. Herbert, Jr.


/s/DONALD W. BRITTON              Director                      August 8, 2000
------------------------------
Donald W. Britton


/s/DAVID A. FRAVEL                Director                      August 8, 2000
------------------------------
David A. Fravel


/s/DAVID L. HERZOG                Director                      August 8, 2000
------------------------------
David L. Herzog


/s/ROYCE G. IMHOFF, II            Director                      August 8, 2000
------------------------------
Royce G. Imhoff, II


/s/JOHN V. LAGRASSE               Director                      August 8, 2000
------------------------------
John V. LaGrasse


/s/THOMAS M. ZUREK                Director                      August 8, 2000
------------------------------
Thomas M. Zurek

EXHIBIT INDEX

The following exhibits:

     1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

        (5) Form of "Platinum Investor III" Variable Universal Life Insurance Policy (Policy Form No. 00600).

        (10)(d) Form of supplemental application for variable life insurance issued by AGL on Policy Form No. 00600.

     Other Exhibits

          7         Powers of Attorney.  (Filed herewith on Signature Pages)






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